October 4, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Switch, Inc.
Registration Statement on Form S-1
File No. 333-220405

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Switch, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:30 pm EST on October 5, 2017, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between September 25, 2017 and the date hereof, we have distributed approximately 3,645 copies of the preliminary prospectus dated September 25, 2017 to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

As Representatives of the Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Craig Lee
Name: Craig Lee
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J. Mulé
Name: Paul J. Mulé
Title: Executive Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Jesse Burros
Name: Jesse Burros
Title: Vice President

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

[SIGNATURE PAGE TO ACCELERATION REQUEST]